U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
FORM 12b-25	OMB Number: 3235-0058 Expires: January 31, 2002 Estimated average burden hours per response... 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-10968

CUSIP NUMBER 568459-10-1

(Check One):

[x]  Form 10-K      [ ]  Form 20-F      [ ]  Form 11-K      [ ]Form 10-Q      [ ]  Form N-SAR

For Period Ended:     September 30, 2000

[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR

             For the Transition Period Ended:  _____________________________________________________________

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Read attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - Registrant Information

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Full Name of Registrant:    Mariner Post-Acute Network, Inc. (“MPAN”)

Former Name if Applicable:       Paragon Health Network, Inc.

Address of Principal Executive Office:

One Ravinia Drive, Suite 1500
Street and Number
Atlanta, Georgia 30346
City, State, and Zip Code

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PART II – Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

On January 18, 2000, MPAN and substantially all of its subsidiaries, including Mariner Health and its subsidiaries, filed voluntary petitions (the “Chapter 11 Filings”) in the United States Bankruptcy Court for the District of Delaware under Title 11 of the United States Code, 11 U.S.C. § 101. As a result of the large and complex nature of the Chapter 11 Filings, as well as attending to various post-petition matters, management has been unable to devote the necessary resources required in order to make a timely filing of the Form 10-K referred to above.

(Attach Extra Sheets if Needed)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV- Other Information

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             (1)   Name and telephone number of person to contact in regard to this notification
Richard H. Miller           (404)                572-6787
        Name              (Area Code)    (Telephone Number)

             (2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [x] No [ ]

             (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x] No [ ]

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             MPAN expects to report a Net Loss of approximately $59.0 million for the fiscal year ended September 30, 2000.

                                             Mariner Post-Acute Network, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2000	By:	/s/ Stefano M. Miele

Senior Vice President and Associate General Counsel

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).